GLMX Technologies, LLC
330 Seventh Avenue 17th Floor, New York, NY 10001

GLMX
GLOBAL LIQUID MARKETS

August 9, 2024

Submitted via EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

Re: **GLMX Technologies, LLC – Application for Registration as a Security-Based Swap Execution Facility**

To Whom it May Concern,

GLMX Technologies, LLC ("**GLMX**") hereby submits a Form SBSEF and accompanying exhibits (the "**Application**") for registration as a Security-Based Swap Execution Facility ("**SBSEF**") pursuant to Regulation SE ("**Regulation SE**") promulgated under section 3D of the Securities Exchange Act of 1934 (the "**Exchange Act**").

The Application consists of the following: this transmittal letter; a table of contents; Form SBSEF; the accompanying Exhibit A through Exhibit U, some of which are subject to a petition for confidential treatment by the Securities and Exchange Commission ("**SEC**").

Request for Registration as an SBSEF

GLMX hereby requests that the SEC issue an order granting GLMX registration as an SBSEF pursuant to Regulation SE.

As noted above, GLMX is separately filing a request for confidential treatment relating to all portions of its SBSEF Application that are not required by Regulation SE to be made publicly available.

Please direct any questions in relation to this Application to Cheryl Isaac, K&L Gates, LLP at +1-202-778-9089 or cheryl.isaac@klgates.com, or the undersigned at the contact details as mentioned above.

Very truly yours,

/s/

Glenn Havlicek
Chief Executive Officer
GLMX Technologies, LLC